EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to February 1, 2022
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January 5, 2022	Transaction in Own Shares
January 6, 2022	Transaction in Own Shares
January 7, 2022	Transaction in Own Shares
January 10, 2022	Transaction in Own Shares
January 11, 2022	Transaction in Own Shares
January 12, 2022	Transaction in Own Shares
January 13, 2022	Transaction in Own Shares
January 14, 2022	Transaction in Own Shares
January 17, 2022	Transaction in Own Shares
January 18, 2022	Transaction in Own Shares
January 19, 2022	Transaction in Own Shares
January 20, 2022	Transaction in Own Shares
January 21, 2022	Transaction in Own Shares
January 24, 2022	Transaction in Own Shares
January 25, 2022	Transaction in Own Shares
January 26, 2022	Transaction in Own Shares
January 27, 2022	Transaction in Own Shares
January 28, 2022	Transaction in Own Shares
January 31, 2022	Transaction in Own Shares
February 1, 2022	Transaction in Own Shares